UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CNINSURE INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

Kingsford Resources Limited

c/o Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

High Rank Investments Limited

c/o Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Better Rise Investments Limited

c/o Chunlin Wang

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

Peng Ge

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(86)(20) 6122 2777

Chunlin Wang

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

(86)(20) 83886888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,414,360[1] ordinary shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,414,360[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,414,360[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes 1,153,171 ADSs (representing 23,063,420 ordinary shares) and 35,350,940 ordinary shares held by Kingsford Resources Limited.

2	Based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSONS High Rank Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,414,360[1] ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,414,360[1] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,414,360[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes 1,153,171 ADSs (representing 3,063,420 ordinary shares) and 35,350,940 ordinary shares held by Kingsford Resources Limited.

2	Based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSONS Better Rise Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,414,360[1] ordinary shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,414,360[1] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,414,360[1] ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	Includes 1,153,171 ADSs (representing 23,063,420 ordinary shares) and 35,350,940 ordinary shares held by Kingsford Resources Limited.

2	Based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSONS Peng Ge
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,350,000[1] ordinary shares
	8	SHARED VOTING POWER 58,414,360[2] ordinary shares
	9	SOLE DISPOSITIVE POWER 5,350,000[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 58,414,360[2] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,764,360 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Represents 5,350,000 ordinary shares issuable upon exercise of options within 60 days after the date hereof held by Mr. Ge.

2	Includes 1,153,171 ADSs (representing 23,063,420 ordinary shares) and 35,350,940 ordinary shares held by Kingsford Resources Limited.

3	Based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 6 of 10

1	NAMES OF REPORTING PERSONS Chunlin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,050,000[1] ordinary shares
	8	SHARED VOTING POWER 58,414,360[2] ordinary shares
	9	SOLE DISPOSITIVE POWER 4,050,000[1] ordinary shares
	10	SHARED DISPOSITIVE POWER 58,414,360[2] ordinary shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,464,360 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	Represents 4,050,000 ordinary shares issuable upon exercise of options within 60 days after the date hereof held by Mr. Wang.

2	Includes 1,153,171 ADSs (representing 23,063,420 ordinary shares) and 35,350,940 ordinary shares held by Kingsford Resources Limited.

3	Based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 according to the issuer’s internal record.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 7 of 10

This Amendment No. 5 on Schedule 13D/A (this “Amendment No. 5”) (i) amends that certain Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of CNinsure Inc. (the “Issuer”), previously filed with the Securities and Exchange Commission on May 16, 2011, amended by Amendment No. 1 filed on September 15, 2011, Amendment No. 3 filed on January 14, 2015 and Amendment No. 4 filed on August 18, 2015 (as amended, the “Original 13D”) and (ii) supersedes that certain Schedule 13G relating to the Ordinary Shares, previously filed with the SEC on January 31, 2008 and amended by Amendment No. 1 filed on January 13, 2009, Amendment No. 2 filed on January 20, 2010, Amendment No. 3 filed on February 11, 2011 and Amendment No. 4 filed on February 13, 2012 (as amended, the “13G”). The Original 13D is amended and the 13G is superseded, in each case, to the extent they relate to the Reporting Persons (as defined below). The Ordinary Shares are represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares). The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG.”

This Amendment No. 5 is being filed jointly by Kingsford Resources Limited (“Kingsford Resources”), High Rank Investments Limited (“High Rank Investments”), Better Rise Investments Limited (“Better Rise Investments”), Peng Ge (“Mr. Ge”) and Chunlin Wang (“Mr. Wang” and Mr. Ge, each, a “Reporting Person” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934,

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

Following the retirement of Qiuping Lai (“Mr. Lai”) from the Issuer’s management and board of directors on March 29, 2016, Mr. Lai transferred all of his shares and ADSs including 80,132,620 Ordinary Shares and 2,613,978 ADSs (representing 52,279,560 Ordinary Shares) that were held previously through Kingsford Resources to Crown Charm Limited, a company 100% owned by Mr. Lai, that were determined based on his prior pecuniary interest in Kingsford Resources, on or about June 16, 2016. As a result of such transfer by Mr. Lai, Kingsford Resources, Better Rise and High Rank also went through an internal restructuring on or about the same time: (i) Mr. Lai transferred all of his equity interests in High Rank to Mr. Peng, (ii) Mr. Ge transferred all of his equity interests in Better Rise to Mr. Wang, and (iii) High Rank transferred approximately 2.3% of total outstanding shares of Kingsford Resources to Better Rise, after which High Rank and Better Rise owns 67.1% and 32.9% of Kingsford, respectively. See Exhibit 99.2 for more information regarding the share ownership of Kingsford Resources.

Notwithstanding the transfer and restructuring described above, the number of Ordinary Shares and ADSs owned by Mr. Lai, Mr. Ge and Mr. Wang respectively remained unchanged.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares of the Issuer beneficially owned by any other Reporting Person except to the extent it or he has a pecuniary interest therein, and hereby disclaims membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other Reporting Person.

Kingsford Resources is a holding company without any substantive operations. Approximately 67.1% of the total outstanding shares of Kingsford Resources are held by High Rank Investments, which is owned 100% by Mr. Ge, chief financial officer of the Issuer. Approximately 32.9% of the total outstanding shares of Kingsford Resources are held by Better Rise Investments, which is owned 100% by Mr. Wang, chief executive officer of the Issuer. The principal business address for Kingsford Resources is Beaufort House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

High Rank Investments is a holding company without any substantive operations. High Rank Investments is owned 100% by Mr. Ge. The principal business address for High Rank Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Better Rise Investments is a holding company without any substantive operations. Better Rise Investments is owned 100% by Mr. Wang. The principal business address for Better Rise Investments is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Mr. Ge is a citizen of the People’s Republic of China and is chief financial officer of the Issuer. Mr. Ge’s business address is located at the principal office address of the Issuer.

Mr. Wang is a citizen of the People’s Republic of China and is chief executive officer of the Issuer. Mr. Wang’s business address is located at the principal office address of the Issuer.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 8 of 10

Information relating to the ownership and control persons of each of Kingsford Resources, High Rank Investments and Better Rise Investments is included in the footnotes to the beneficial ownership table in Item 5 below and in Exhibit 99.2 to this Schedule 13D. Mr. Ge is a director of Kingsford Resources and the sole director and the sole shareholder of High Rank Investments. Mr. Wang is a director of Kingsford Resources and the sole director and sole shareholder of Better Rise Investments. The name, business address, present principal employment and citizenship of the other directors and executive officers of Kingsford Resources, High Rank Investments and Better Rise Investments are set forth in Exhibit 99.2 to this Schedule 13D.

During the last five years, none of Mr. Ge, Mr. Wang, Kingsford Resources, High Rank Investments, Better Rise Investments or, to the knowledge of Kingsford Resources, High Rank Investments or Better Rise Investments, none of (a) any executive officer or director of each of them, (b) any person controlling each of them, and (c) any executive officer or director of any corporation or other person ultimately in control of each of them, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated by incorporation by reference the first paragraph of Item 2.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and restated as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Kingsford Resources Limited(3)	58,414,360	5.0%	58,414,360	0	58,414,360	0
High Rank Investments Limited(4)	58,414,360	5.0%	0	58,414,360	0	58,414,360
Better Rise Investments limited(5)	58,414,360	5.0%	0	58,414,360	0	58,414,360
Peng Ge(6)	63,764,360	5.5%	5,350,000	58,414,360	5,350,000	58,414,360
Chunlin Wang(7)	62,464,360	5.4%	4,050,000	58,414,360	4,050,000	58,414,360

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,162,649,026 ordinary shares outstanding as of June 20, 2016 as well as the Ordinary Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(3)	Includes 1,153,171 ADSs (representing 23,063,420 Ordinary Shares) and 35,350,940 Ordinary Shares.

(4)	High Rank Investments owns approximately 67.1% of the total outstanding shares of Kingsford Resources. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(5)	Better Rise Investments owns approximately 32.9% of the total outstanding shares of Kingsford Resources. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank Investments may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Kingsford Resources.

(6)	Includes (i) 1,153,171 ADSs (representing 23,063,420 Ordinary Shares) and 35,350,940 Ordinary Shares held through Kingsford Resources, and (ii) 5,350,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held directly by Mr. Ge. Mr. Ge holds 100% of the total outstanding shares of High Rank Investments, which holds approximately 67.1% of the total outstanding shares of Kingsford Resources.

(7)	Includes (i) 1,153,171 ADSs (representing 23,063,420 Ordinary Shares) and 35,350,940 Ordinary Shares held through Kingsford Resources, and (ii) 4,050,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held directly by Mr. Wang. Mr. Wang holds 100% of the total outstanding shares of Better Rise Investments, which holds approximately 32.9% of the total outstanding shares of Kingsford Resources.

CUSIP No. G2352K 108	SCHEDULE 13D	Page 9 of 10

As noted in Item 1, except as expressly otherwise set forth in this statement, the Reporting Persons disclaim beneficial ownership of any Ordinary Shares beneficially owned by any other Reporting Person or any other person except to the extent they have pecuniary interests therein.

To the knowledge of the Reporting Persons, and except insofar as Mr. Ge or Mr. Wang may be deemed to beneficially own the Ordinary Shares (i) held by Kingsford Resources, High Rank Investments or Better Rise Investments or (ii) issuable upon exercise of options held directly by each of them within 60 days of the date hereof, none of the directors and officers of Kingsford Resources, High Rank Investments or Better Rise Investments beneficially owns any Ordinary Shares or ADSs.

(c) During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the directors and officers of Kingsford Resources, High Rank Investments or Better Rise Investments has effected any transactions in the Ordinary Shares.

(d) To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Item 6 is hereby amended and restated by incorporation by reference the information set forth in Item 4.

Item 7. Material to Be Filed as Exhibits

Item 7 is amended and restated by the following exhibits:

Exhibit 99.1: Joint Filing Agreement dated June 20, 2016, by and among the Reporting Persons

Exhibit 99.2: List of directors and executive officers of (i) Kingsford Resources, persons controlling Kingsford Resources and executive officers and directors of other persons in control of Kingsford Resources, (ii) High Rank Investments, persons controlling High Rank Investments and executive officers and directors of other persons in control of High Rank Investments and (iii) Better Rise Investments, persons controlling Better Rise Investments and executive officers and directors of other persons in control of Better Rise Investments (filed herewith)

CUSIP No. G2352K 108	SCHEDULE 13D	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2016

KINGSFORD RESOURCES LIMITED

By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

HIGH RANK INVESTMENTS LIMITED

By:	/s/ Peng Ge
	Name:	Peng Ge
	Title:	Director

BETTER RISE INVESTMENTS LIMITED

By:	/s/ Chunlin Wang
	Name:	Chunlin Wang
	Title:	Director

PENG GE

/s/ Peng Ge

CHUNLIN WANG

/s/ Chunlin Wang